7/19


05009826

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q Gold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4931

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 7/19/05

82-4931

AR/S
12-31-04

Q-Gold Resources Ltd.

Consolidated Financial Statements

December 31, 2004

CONTENTS

CHARTERED ACCCOUNTANT'S COMMUNICATION

Auditors' Report	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	2
Consolidated Statement of Operations and Deficit	3
Consolidated Statement of Cash Flows	4
Consolidated Notes to Financial Statements	5-16

AUDITORS' REPORT

April 27, 2005

To the Shareholders of:
Q-Gold Resources Ltd.,

We have audited the consolidated balance sheet of Q-GOLD RESOURCES LTD. as at DECEMBER 31, 2004 and 2003, and the consolidated statements of income, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

"Signed DNTW, LLP"
CHARTERED ACCOUNTANTS

Calgary, Canada

Q-Gold Resources Ltd.

Consolidated Balance Sheet

As at December 31, 2004 and 2003

	2004	2003
Assets		
Current assets		
Cash and term deposits	$ 34,467	$ 8,547
Accounts receivable (note3)	-	4,698
Goods and services tax receivable	1,860	-
Current portion of amounts receivable from directors and officers (note 3)	8,138	7,888
	44,465	21,133
Property, plant and equipment (note 5)	923	1,318
Amounts receivable from directors and officers (note 3)	101,561	153,462
	146,949	175,913
Liabilities		
Current liabilities		
Accounts payable	96,933	93,118
Interest payable on loans	30,587	3,470
Loans payable (note 6)	392,539	129,411
Share subscriptions repayable (note 7)	29,650	29,650
	549,709	255,649
Due to California Syndicate (note 8)	443,849	476,573
	993,558	732,222
Shareholders' Deficit		
Share capital (note 7)	5,051,051	5,051,051
Deficit	(5,897,660)	(5,607,360)
	(846,609)	(556,309)
	$ 146,949	$ 175,913

Going concern (note 1)

Approved by the Board of Directors

"William F. Mudon" Director "J. Bruce Carruthers II" Director

Q-Gold Resources Ltd.

Consolidated Statement of Operations and Deficit
For the years ended December 31, 2004 and 2003

	2004	2003
Income		
Interest income	$ 3,513	$ 2,759
Expenses		
Accounting and audit	28,346	44,238
Amortization	395	565
Compliance agency fees	14,343	20,811
Financing fees	28,339	-
Hexagon Gold mining properties (note 10 and 11)	110,977	99,492
Insurance	1,562	-
Interest	34,245	6,858
Legal fees	5,000	43,924
Management fees (note 11)	30,000	30,000
Office	49,306	55,537
Other	375	13,879
Professional geological services	32,737	31,715
Promotion and investor relations	2,143	2,199
Travel	6,680	21,999
	344,448	371,217
Loss before foreign exchange and gain on sale of oil and natural gas properties	(340,935)	(368,458)
Foreign exchange gain	50,635	174,816
Gain on withdrawal from syndicate (note 8)	-	48,465
Gain on sale of oil and natural gas properties (note 10)	-	767,160
Net income (loss) for the year (note 12)	(290,300)	621,983
Deficit – Beginning of year	(5,607,360)	(6,229,343)
Deficit – End of year	(5,897,660)	(5,607,360)
Basic and diluted income (loss) per share	$ (0.02)	$ 0.04

Q-Gold Resources Ltd.

Consolidated Statement of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	$ (290,300)	$ 621,983
Items not requiring cash		
Amortization of capital assets	395	565
Unrealized foreign exchange gain	(32,724)	(116,673)
Gain on withdrawal from California Syndicate	-	(48,465)
Gain on sale of oil and natural gas properties	-	(767,160)
	(322,629)	(309,750)
Changes in non-cash operating working capital (note 13)	33,770	(9,789)
	(288,859)	(319,539)
Investing activities		
Proceeds on sale of petroleum and natural gas properties	-	2,843,560
Amounts receivable from directors and officers	51,651	(49,945)
	51,651	2,793,615
Financing activities		
Note receivable sale of petroleum and natural gas properties	-	(225,000)
Repayment of note receivable sale of petroleum and natural gas properties	-	225,000
Proceeds from short term loans	263,128	129,411
Redemption of share capital	-	(306,316)
Share subscriptions repayable	-	(2,306,440)
	263,128	(2,483,345)
Increase (decrease) in cash	25,920	(9,269)
Cash – Beginning of year	8,547	17,816
Cash – End of year*	$ 34,467	$ 8,547

* Cash is represented by cash and term deposits.

Cash interest received was $ 6,272 (2003 – $nil).

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2004 the company had accumulated losses amounting to $5,897,660. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 11.

2 SIGNIFICANT ACCOUNTING PRINCIPLES

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and it's wholly owned United States subsidiaries, Solana California, Inc. and Solana Eastern Gas, Inc...

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

2 SIGNIFICANT ACCOUNTING PRINCIPLES continued

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2004 and 2003.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for 2004 were 17,225,900 (2003 – 17,486,085). Diluted weighted average shares outstanding for 2004 were 17,225,900 (2003 – 17,486,058).

2 SIGNIFICANT ACCOUNTING PRINCIPLES continued

Stock options

Stock based compensation of directors, officers and employees is recorded in accordance with the fair value based method. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at December 31, 2004 and 2003 are comprised of cash, deposits, accounts receivable, accounts payable, loans payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

Unpaid promissory note 2003 interest and principal of $4,698 was paid to the company on September 8, 2004. Unpaid promissory note interest and principal of $9,500 for the period January, 2004 to October, 2004 was paid to the company on October 7 and 8, 2004.Monthly interest and principal promissory note payments due for the period January to October 2004 of $ 9,500 were paid to the company on October 7 and 8, 2004. As at September 30, 2004, new excess amounts of $31,970 were advanced to officers and a director and were cleared subsequent to September 30, 2004 with expense report submissions incurred on behalf of the company.

4 COLOMBIAN OPERATIONS

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totalling US$1,169,250 to Petrobras as specified under the terms of the Purchase and

4 COLOMBIAN OPERATIONS continued

US$95,000 to the Columbian government for taxes related to the purchase. Additional funds totalling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of the December 31, 2002 year-end, the company did not have title, operatorship or cash flow from the Gas Field.

5 PROPERTY, PLANT AND EQUIPMENT

			2004	2003
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	523	103	147
Computer equipment	6,334	5,514	820	1171
	6,960	6,037	923	1,318

6 LOANS PAYABLE

a) Loans are payable to various individuals, interest at 15% per annum with various principal amounts. The principal sums and all accrued interest shall be due and payable within seven business days after the closing of the initial secondary public equity offering to be under-written for the borrower by Northern Securities Inc.. In addition, the borrower has agreed to issue 97,500 shares of Q-Gold Resources Ltd. to selected lenders at the closing of the afore-mentioned offering.

b) Loans are payable to various individuals, interest at 12% per annum with various principal amounts. Subsequent to December 31, 2004, the Corporation reached agreement with all lenders to extended terms of the loans, which are now payable on or before May 20, 2005.
Subject to regulatory approval, at each lender's sole election, each loan can be converted into a private placement of common shares of Q-Gold Resources Ltd. (Q-Gold), on the following basis:
As soon as possible, upon the conclusion of the Transaction, each loan unit shall be either redeemed or converted into common shares of Q-Gold at $0.20 per share. Such share shall have one half purchase warrant attached. One whole warrant shall entitle the holder to purchase one additional Q-Gold share at $0.30 within twenty four months.

	2004	2003
a) Loans payable- 15%	$ 139,393	$ 129,411
b) Loans payable- 12%	253,146	-
	$ 392,539	$ 129,411

7 SHARE CAPITAL

Authorized
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	**Amount $**
Balance	17,225,900	5,684,102
Share issue costs	-	(633,051)
Balance as at December 31, 2004	17,225,900	5,051,051

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The purchasers of the Columbian oil and natural gas properties assumed $2,306,440 of these promissory notes on January 31, 2003 (see note 9). The Company currently owes the balance of funds (totalling $29,650) received in connection with these private placements to three individual investors.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At December 31, 2004, 150,000 (2003 – 150,000) options had been granted under the following terms:

Number of shares	**Option price $**	**Expiry date**
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001 and no stock based compensation has been recorded in the accounts.

8 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. One member of the Syndicate has withdrawn ($48,465 – US $37,500) The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $476,573 (US $368,750) remains as long-term unsecured accounts payable to the participants.

The Corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected will extinguish all of the Corporation's long term debt. The Corporation has received all executed settlement and release documents from Syndicate participants. Solana has applied to the NEX (a new and separate board of the TSX Venture Exchange for inactive companies) for approval of the shares for debt transaction.

9 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all the Hexagon Gold's mining interests in Northwestern Ontario near the Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 common shares of Q-Gold Resources Ltd. to Hexagon Gold at a deemed price of $0.20 per share. The issuance of these shares was approved by shareholders of the Corporation in December, 2003. The acquisition of the Mining Properties and issuance of these shares is subject to TSX Venture Exchange Inc. regulatory approval, and a concurrent private placement financing of $400,000.

10 RESTRUCTURING TRANSACTIONS

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers made cash payments totalling $225,000 to Solana, assumed existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assumed all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometres of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star gold mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $ 2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the TSX Venture Exchange's new NEX Board. The Foley mine produced a total of 5,267 ounces of gold recorded for tax purposes in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at $50,000. The issuance of these shares is subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. The shareholders approved these transactions at a shareholder's meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares is subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000.

10 RESTRUCTURING TRANSACTIONS continued

Divestiture of US Subsidiary

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc.(SEG)(incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Columbia) (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US $5,000. SEG had no material assets or liabilities.

11 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $30,000 (2003 – $30,000) for consulting and management fees.

One of the company's directors is an associate with a law firm that provides legal services to the company.

Another officer has been paid fees which are repayable to the company as disclosed in note 3 of these financial statements.

The company has loaned $121,000 to Hexagon Gold (Ontario) Ltd. (Hexagon Gold) with an interest rate of 6% per annum. All accrued interest and principal is due and payable on or before May15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Solana by Hexagon Gold. The expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final TSX Venture Exchange Inc. approval of the reverse take over and the emergence of Q-Gold Resources Ltd. as the listed survivor company, which will in turn own the properties, this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

12 INCOME TAXES

Canadian non capital losses and capital losses cannot be utilized or carried forward under change of control income tax rules such as when a reverse take over transaction occurs.

For income tax purposes, the company has Canadian non capital tax losses carried forward of approximately $ 1,076,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

2005	$ 103,000
2007	245,000
2008	188,000
2009	256,000
2010 and thereafter	284,000

In addition, the company will be able to claim share issue costs of $506,000 against future years' Canadian taxable incomes.

In addition the company has Canadian capital losses of $4,653,692 incurred from loan losses which will be able to be claimed against future years' capital gains.

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to losses for the year. The expected tax rate used was 34.6% (2003 – 34.6%). The principal reasons for the differences are as follows:

	2004 $	2003 $
Statutory income tax rate	34.6%	34.6%
Expected tax recovery	37,386	60,896
Tax benefit of losses not recognized	(37,386)	(60,896)
	-	-

Future income tax asset components consist of the following:

	2004 $	2003 $
Benefit of share issue costs not recognized	175,076	175,076
Benefit of non capital loss carry forwards	372,296	334,928
Benefit of capital losses not recognized	804,969	804,969
Valuation allowance	(1,352,341)	(1,314,973)
	-	-

There is no income tax effect to be recognized for the years ending December 31, 2004 and 2003.

13 CHANGE IN NON OPERATING WORKING CAPITAL

	2004	2003
Decrease (increase) in current assets		
Accounts receivable	$ 4,698	$ (821)
Prepaid expenses	-	774
Goods and services tax receivable	(1,860)	-
Increase (decrease) in current liabilities		
Accounts payable	3,815	(13,212)
Interest payable on loans	27,117	3,470
	$ 33,770	$ (9,789)

14 SUBSEQUENT EVENTS

Agreement to extinguish long term debt

The Corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US $ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected, will extinguish all of the Corporation's long term debt. The Corporation has received all executed settlement and release documents from Syndicate participants. Solana has applied to the NEX (a new and separate board of the TSX Venture Exchange for inactive companies) for approval of the shares for debt transaction.

$1.8 million short form offering

The Corporation announced on February 25, 2005 that it has engaged Northern Securities Inc. ("Northern") to act as exclusive agent for Q-Gold in connection with its proposed Short Form Offering pursuant to exemptions available under applicable securities legislation and the policies of the TSX Venture Exchange.

14 SUBSEQUENT EVENTS continued

The offering qualifies the distribution of a minimum of 4,500,000 flow-through common shares ("Flow-Through Shares") and/or units ("Units") in the capital of Q-Gold, to a maximum of 4,500,000 Flow-Through Shares and a maximum of 4,500,000 Units at a price of $0.20 per Flow-Through Share and $0.20 per unit. Each Unit consists of one common share ("Common Share") in the capital of Q-Gold and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Common Share at a price of $0.25 if exercised within 24 months from the date of issuance. In the event that only the minimum amount of the offering is completed, a maximum of 1,000,000 Flow-Through Shares will be eligible for issuance.

Pursuant to an Agency Agreement dated February 23, 2005 between Northern and Q-Gold, Q-Gold has agreed to pay Northern a cash commission equal to 10% of the aggregate proceeds of the offering plus a 5% Financial Advisory Fee payable at closing in cash or Units at the discretion of Northern. In addition, Q-Gold has agreed to issue to Northern a non-transferable option to acquire that number of Units ("Agent's Units") equal to the total number of Units sold pursuant to the Offering, exercisable at a price of $0.20 per Agent's Unit for a period of two years from the date of issuance. Each Agent's Unit has identical terms to the Units under the offering. Q-Gold will also issue to Northern a non-transferable option to acquire that number of Common Shares and/or Flow-Through Shares (at the discretion of Northern0 equal to 20% of the total number of Flow-through Shares sold pursuant to the Offering, exercisable at a price of $0.20 per Common Share or $0.22 per Flow-Through Share for a period of two years from the date of issuance. Furthermore, Q-Gold will pay Northern a $20,000 non-refundable work fee, an additional work fee consisting of 50,000 Agent's Units and compensate Northern for its reasonable fees, costs and expenses related to the offering.

Proceeds of the offering will be used to complete Q-Gold's previously announced reverse takeover transaction pursuant to TSX Venture Exchange Policy 5.2, to fund a proposed work program on Q-Gold's gold exploration properties in the Greenstone Belt of Northwestern Ontario near Mine Centre, to repay outstanding debt and for general corporate purposes. Upon approval of the reverse takeover by the TSX Venture Exchange and the closing of the offering, Q-Gold expects to be reinstated as a "Tier 2 Qualifying Issuer" on the TSX Venture Exchange.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the Period January 1, 2004 to December 31, 2004
(Dated April 30, 2005)

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2004 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto. For the purposes of this Form 51-102 F1, "Annual Management Discussion and Analysis", the Corporation is also defined as a "Venture Issuer".

This MD&A is prepared in conformity with National Instrument 51-102F1 and has been approved by the Board of Directors prior to release.

The financial statements have been audited by DNTW, LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards. The independent auditors of the Corporation have been appointed by the shareholders of the Corporation.

DESCRIPTION OF BUSINESS

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with the Reverse Takeover ("RTO") described below.

Q-Gold is a mining company engaged in the exploration for, and development of, mineral deposits. The Corporation's principal emphasis is now on the acquisition of North American gold properties which contain existing gold deposits that need further delineation, or possess past producing gold mines where further exploration activity may yield additional gold production potential.

Inactive Issuer

On September 25, 2001, Solana was designated as an "Inactive Issuer" by the TSX Venture Exchange (the "Exchange"). This designation will be in effect until the RTO described below is finally approved by the Exchange.

Transfer to NEX Board

Effective August 18, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the RTO and resulting corporate restructuring as described below.

Cease Trade Order

As a result of the Corporation's inability to file its financial statements and accompanying forms within the prescribed time period, the Alberta Securities Commission ("ASC") issued a Cease Trade Order ("CTO"), effective June 20, 2003, against the Corporation whereby trading ceased in respect of the securities of the Company. Q-Gold has applied to the ASC for a partial revocation of the CTO in conjunction with a proposed equity financing described below.

Principal Mining Properties

In April 2003, the Corporation obtained an option to acquire gold mining properties near the historic Gold Camp of Mine Centre, Ontario (the "Mineral Properties") in exchange for 5.0 million shares of Q-Gold to be issued to the property owners in a Related Party transaction. Two of the principal owners of the Mineral Properties, J. Bruce Carruthers II and John A. Bolen, are directors of the Corporation. The Mineral Properties include 18,740 acres of gold claims that contain the Foley and Golden Star Mines. These mines produced a total of over 16,000 ounces of gold in the 1890's. The properties also contain a number of geophysical anomalies which are potential gold targets. A Qualifying Report under Policy NI 43-101 with regard to the Mineral Properties was filed with the Exchange in November of 2003.

REVERSE TAKEOVER

As a result of the acquisition of the Mineral Properties through the issuance of Q-Gold shares, the Exchange deemed the transaction an RTO. The transaction, as well as a share consolidation on the basis of nine old for one new share, was also approved by the Shareholders of the Corporation in December 2003. The Exchange has tentatively approved the transaction, subject to the Corporation completing a minimum $400,000 financing of a Work Program on the Mineral Properties and accompanying working capital.

In a press release dated February 25, 2005, the Corporation announced that it had executed an Agency Agreement with Northern Securities Inc. ("Northern Securities"), whereby Northern Securities agreed to act as exclusive agent for the Corporation in connection with its proposed Short Form Offering. The Offering qualifies the distribution of a minimum of 4,500,000 flow-through common shares (the "Flow-Through Shares") and/or units (the "Units") to a maximum of 4,500,000 Flow-Through Shares and 4,500,000 Units in the capital of Q-Gold at a price of $0.20 per Flow-Through Share and $0.20 per Unit. Each Unit consists of one common share (the "Common Share") and one common share purchase warrant (a "Warrant"). One Warrant entitles the holder thereof to acquire one additional Common Share (a "Warrant Share") at a price of $0.25 if exercised within 24 months from the date of issuance. In the event that the Corporation reaches only the minimum amount of the Offering, the number of Flow-Through Shares eligible for issuance will be limited to 1,000,000 Flow-Through Shares ($200,000).

Subsequent to the receipt of the partial revocation of the CTO from the ASC, the Corporation will file the Short Form Offering Document ("SFOD") with the Exchange. Upon acceptance of the SFOD by the Exchange, Northern Securities will endeavor to complete the SFOD financing at a minimum of $900,000 and a maximum $1.8 million. The Corporation hopes to complete this financing during the 2nd quarter of 2005, at which time it will apply to the ASC for full revocation of the CTO, and to the Exchange for formal approval of the RTO, which will include the approval of Q-Gold as a "Tier 2 Issuer", and the initiation of trading in the shares of Q-Gold on the Exchange.

OPERATING RESULTS

Until the RTO is formally approved by the Exchange, other than property maintenance, operational activities on the Mineral Properties will be limited. Therefore, during 2004, the Corporation's principal activities were finalizing an Advanced Exploration Program for the Mineral Properties and an attendant financing plan. This technical and financial presentation was given to Northern Securities during 2004 and resulted in the execution of the Agency Agreement between the Corporation and Northern Securities as described above.

FINANCIAL CONDITION

For the twelve months ending December 31, 2004, Q-Gold reported (prior to extraordinary items) a loss of $340,935 ($0.02 per share) versus a loss of $368,458 ($0.02 per share) in the same period of 2003. Net losses for the twelve months ending December 31, 2004 (after extraordinary items) were $290,300 ($0.00 per share) versus net income of $621,983 ($0.04 per share) in the same period of 2003.

Until the RTO is formally approved by the Exchange and additional equity funding is obtained, Q-Gold's outlook for both cash flow and profit will be negative.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2004				2003			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Total Revenues	($ 1,909)	$ 875	$ 892	$ 3,655	($ 15)	$ 2,774	-0-	-0-
Income (Loss) before discontinued operations & extraordinary items	(175,567)	(58,973)	(52,552)	(53,843)	(217,648)	(58,485)	(45,176)	(47,150)
Income (Loss) per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(138,697)	(34,465)	(76,228)	(40,910)	(203,431)	(28,698)	55,172	798,939
Net Income (Loss) per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04
Net Income (Loss) per diluted share	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04

The positive Income and Net Income of $798,939 and $55,172 respectively in the 1st and 2nd Quarters of 2003 were non-recurring gains resulting from the disposition of the Corporation's Colombian petroleum assets. Otherwise, the Company reported quarterly loses in both Income and Net Income in the remaining quarters.

AGREEMENT TO EXTINGUISH LONG-TERM DEBT

As of December 31, 2004, the Corporation's Balance Sheet showed Long-term Debt of $443,849. This debt resulted from a credit extended in 2000 to members of the Solana California Gas Exploration Syndicate as the result of the Syndicate's decision not to drill a proposed gas well. In November of 2004 all remaining Syndicate members executed Settlement and Release Agreements, thereby agreeing to extinguish all of the Corporation's long-term debt in return for the issuance of 255,000 new shares of Q-Gold. The Corporation has made application to the NEX Board of the Exchange for approval of the Shares for Debt transaction, whereupon all of the Corporation's long-term debt will be eliminated.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Corporation had a working capital deficit of $505,244. During 2004, loans totaling $263,128 were obtained from Directors and private investors.

The Corporation is currently able to meet its financial obligations as they arise through loans from Directors and private parties. Management anticipates that upon completion of the SFOD financing as described above, the Corporation will be able to eliminate its working capital deficit.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

82-4931

Q-GOLD RESOURCES LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

DATED JUNE 6, 2005

TABLE OF CONTENTS

CORPORATE STRUCTURE ... 1

Name Change ... 1

Inactive Issuer ... 1

Head Office ... 1

GENERAL DEVELOPMENT OF THE BUSINESS ... 2

Three-Year History: 2001 to 2003 ... 2

Significant Acquisitions ... 2

BUSINESS DESCRIPTION ... 4

General Business Description ... 4

Risk Factors ... 5

Description of the Mining Claims ... 6

DIVIDENDS ... 12

DESCRIPTION OF CAPITAL STRUCTURE ... 12

ADDITIONAL FINANCINGS AND SHARE ISSUANCES ... 13

Non-Brokered Private Placement ... 13

Shares for Debt ... 13

Loan Bonus Shares ... 13

MARKET FOR SECURITIES ... 14

Trading Price and Volume ... 14

Cease Trade Orders ... 14

Prior Sales ... 14

ESCROWED SECURITIES ... 15

DIRECTORS AND OFFICERS ... 15

Name, Address, Occupation and Security Holdings ... 16

Conflicts Of Interest ... 17

PROMOTERS ... 17

LEGAL PROCEEDINGS ... 17

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ... 17

TRANSFER AGENT AND REGISTRAR ... 18

MATERIAL CONTRACTS ... 18

INTERESTS OF EXPERTS ... 18

Names of Experts ... 18

Interests of Experts ... 18

ADDITIONAL INFORMATION ... 19

CORPORATE STRUCTURE

General Description

In this Annual Information Form ("AIF"), any reference to "Q-Gold", the "Company" or the "Corporation" shall mean Q-Gold Resources Ltd.

Q-Gold is a mining company engaged in the exploration for, and development of, mineral deposits. The Corporation's principal emphasis is now on the acquisition of precious metals properties in the Western Hemisphere, principally North America, which contain existing gold and silver deposits that need further delineation, or possess past producing gold mines where further exploration activity may yield additional gold and silver production potential.

Incorporation, Name Change and Organization

The Corporation was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Corporation changed its name on January 21, 2004 to Q-Gold Resources Ltd.

The Company has one wholly owned subsidiary, Solana Petroleum Holdings Limited, a Cayman Islands "exempted company". The subsidiary is currently inactive.

Inactive Issuer

On September 25, 2001, the Corporation was designated as an "Inactive Issuer" by the TSX Venture Exchange (the "Exchange"). This designation will be in effect until the Reverse Takeover ("RTO") described below is finally approved by the Exchange. Q-Gold is currently subject to a Cease Trade Order ("CTO") by the Alberta Securities Commission, which is fully described on page 15.

Transfer to NEX Board

Effective August 18, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the RTO and resulting corporate restructuring as described below.

Head Office

The head office and the registered and records office are at 3rd Floor, 14505 Banister Road S.E., Calgary, Alberta T2X 3I3.

All dollar amounts referenced herein are in Canadian Dollars, unless otherwise stated.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was originally formed in 1998 to explore for and develop oil and gas reserves on a global basis with initial emphasis on petroleum exploration in South America. Shortly after incorporation, the Corporation acquired substantial interests in two large petroleum concessions in Colombia. From 1998 to 2000, the Company participated in three exploratory wells in the Llanos Basin of Colombia, only one of which was productive, but in sub-commercial quantities. In 1999, the Company organized a syndicate to explore for deep natural gas in California. The Syndicate obtained an option on a portion of a large structure being drilled by Berkley Petroleum Corp. ("Berkley"). The Syndicate relinquished its option when Berkley's well was declared dry and abandoned and no further activities were undertaken by the Syndicate.

In early 2000, the Company also participated in a deep gas well in Roane County, West Virginia which encountered natural gas, but in sub-commercial quantities and was subsequently abandoned. At the end of 2000, all of the Corporation's exploration costs to date were written off and exploration activities in Colombia, California and West Virginia were terminated.

Three-Year History: 2002 to 2004

In 2002 the Corporation acquired a 90% participating interest in the Guepajé Gas Field in Northwestern Colombia from Petrobras, the Brazilian State Oil Company. In view of the deteriorating security situation in Colombia, this interest, as well as all other corporate assets and liabilities in Colombia contained in the Corporation's subsidiary, Solana Petroleum Exploration (Colombia) Limited, were sold in January of 2003 to private offshore interests via sale of the subsidiary's shares. This sale is fully described in the Information Circular filed by the Corporation on November 3, 2003 (the "Information Circular") and audited financial statements for the period ending December 31, 2003, both of which are on file with SEDAR at www.sedar.com.

Significant Acquisitions

(a) **Corporate Restructuring**

Following the disposition of its Colombian petroleum assets, the Corporation decided to continue as a resource company but to place its emphasis on the acquisition of precious metals mining assets in the Western Hemisphere, principally in North America. In view of the increasing price of gold, the Corporation decided to seek a Canadian mining property acquisition where gold production had occurred in the past and where good prospects existed for additional commercial deposits to be discovered.

(b) **Ontario Gold Property Acquisition**

In April of 2003, the Corporation obtained an option from Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") to acquire two large blocks of Crown mining leases and claims near the historic gold camp of Mine Centre in Northwestern Ontario (the "Mining Claims"). Included in the Mining Claims is a large tract of 18,740 contiguous gold mining claims and leases containing both the historic Foley and Golden Star mines. These two mines produced a total of over 16,000 ounces of gold in the 1890s and 1930s. However the Mining Claims have encountered only sporadic exploration efforts since then, despite numerous gold occurrences within their boundaries from surface to below the 850 foot level. Until Hexagon Gold assembled this large acreage position beginning in 1997, a highly fragmented land position had prevented coherent exploration efforts on the Mining Claims.

In order to execute its option and acquire title to the Mining Claims, the Company agreed to issue Hexagon Gold common shares as set out below. The transaction was a Related Party (non-arm's length) transaction as Hexagon Gold is beneficially owned by J. Bruce Carruthers II and John A. Bolen, both Directors of Q-Gold.

(c) **Acquisition of Rights to Foley Mine Complex**

In November of 2003, the Corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex near Mine Centre, Ontario by making a $2,500 cash payment and agreeing to issue 250,000 new Q-Gold shares to the property owners. It also granted the landowners a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to approval from the Exchange. These option rights were included in the Acquisition of the Mining Claims from Hexagon Gold described in (b) above.

(d) **Resulting Reverse Take-Over Transaction**

In connection with the acquisition of the Mining Claims, which the Exchange deemed to be an RTO, the Corporation filed an Independent Qualifying Report (the "Qualifying Report") under National Instrument 43–101 ("NI 43–101"). It also mailed an Information Circular to all shareholders of the Corporation providing full disclosure of the proposed transaction. The Corporation received shareholder approval at its Annual and Special Meeting of the Shareholders on December 22, 2003, to consolidate its shares on a one new for nine old basis and to change the name of the Corporation to Q-Gold Resources Ltd. The shareholders also approved the RTO through the acquisition of the Mining Claims via the issuance of 5.0 million post-consolidated shares of Q-Gold at a deemed value of $0.20 per share for a total consideration of $1.0 million. The Exchange has conditionally approved the transaction, subject to the Corporation completing a minimum $900,000 financing to fund an Exploration Work Program ("Work Program") on the Mineral Properties, as set out in the Qualifying Report, and for general working capital for the Corporation.

(e) **Short Form Offering Document ("SFOD")**

In a press release dated February 25, 2005, the Corporation announced that it had executed an Agency Agreement with Northern Securities Inc. ("Northern Securities"), whereby Northern Securities agreed to act as exclusive agent for the Corporation in connection with its proposed Short Form Offering (the "Offering") pursuant to exemptions available under applicable securities legislation and the policies of the Exchange. When completed, the Offering will fully fund the Work Program.

The Offering qualifies the distribution of a minimum of 4,500,000 flow-through common shares ("Flow-Through Shares") and/or units ("Units") in the capital of Q-Gold, to a maximum of 4,500,000 Flow-Through Shares and a maximum of 4,500,000 Units at a price of $0.20 per Flow-Through Share and $0.20 per unit. Each Unit consists of one common share ("Common Share") in the capital of Q-Gold and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Common Share at a price of $0.25 if exercised within 24 months from the date of issuance. In the event that only the minimum amount of the Offering is completed, a maximum of 1,000,000 Flow-Through Shares will be eligible for issuance.

Pursuant to the Agency Agreement dated February 23, 2005 between Northern Securities and the Corporation, Q-Gold has agreed to pay Northern Securities a cash commission equal to 10% of the aggregate proceeds of the Offering plus a 5% Financial Advisory Fee payable at closing in cash or Units at the discretion of Northern Securities. In addition, the Corporation has agreed to issue to Northern Securities a non-transferable option to acquire that number of Units ("Agent's Units") equal to the total number of Units sold pursuant to the Offering, exercisable at a price of $0.20 per Agent's Unit for a period of two years from the date of issuance. Each Agent's Unit has identical terms to the Units under the Offering. Q-Gold will also issue to Northern Securities a non-transferable option to acquire that number of Common Shares and/or Flow-Through Shares (at the discretion of Northern Securities) equal to 20% of the total number of Flow-through Shares sold pursuant to the Offering, exercisable at a price of $0.20 per Common Share or $0.22 per Flow-Through Share for a period of two years from the date of issuance. Furthermore, the Corporation will pay Northern Securities a $20,000 non-refundable work fee, an additional work fee consisting of 50,000 Agent's Units and compensate Northern Securities for its reasonable fees, costs and expenses related to the Offering.

Proceeds of the Offering will be used to fund the Work Program, repay outstanding debt and for general corporate purposes. Upon the closing of the Offering, approval of the RTO by the Exchange and the revocation of the CTO, Q-Gold expects to be reinstated as a "Tier 2 Qualifying Issuer" on the Exchange, trading under the symbol "QAU".

BUSINESS DESCRIPTION

General Business Description

(a) **Conversion to Mining**

After completing the disposition and sale of its Colombian petroleum assets in January of 2003, the Corporation began the corporate restructuring described above. At this time, the Corporation's focus changed from petroleum exploration to precious and base metals exploration, with an emphasis on gold and silver exploration and development in the Western Hemisphere. In order to meet the "Tier 2" eligibility requirements allowing the resumption of trading in the Corporation's shares on the Exchange, the Company was required to develop a Reactivation Plan. This plan included the acquisition of mining assets, development of the Work Program and obtaining the necessary financing.

In early 2003, the Corporation developed a long-range mining plan and initiated a search for suitable mining assets for acquisition. In April 2003, it obtained the option on the Mining Claims from Hexagon Gold. The Company then devoted the bulk of its remaining efforts in 2003 to Exchange compliance matters in connection with the acquisition, the resulting RTO and requisite regulatory and shareholder approvals.

(b) **Current Mining Activities**

The Corporation is now entirely focused on mining exploration and development. Its principal business strategy is to acquire promising precious metals exploration and development prospects, principally in North America, where gold and silver have been identified and where past production would indicate the potential for future new discoveries.

The Corporation's primary near-term objective is to fully explore its extensive Ontario holdings so as to confirm historic reports of gold reserves/ resources, discover new deposits and develop commercial gold production on the Mining Claims. However, until the acquisition of the Mining Claims and RTO are formally completed and approved by the Exchange, Hexagon Gold will conduct only limited exploration activities at Mine Centre. During 2004, these included surveying and staking of new claims, grid line-cutting, geologic mapping, sampling and assaying. Under the Work Program, a full program of stripping, trenching, mapping and sampling of the many gold-bearing quartz veins, which are present on the portions of the Mining Claims described below, will be carried out. It will also include geophysical surveys and diamond core drilling of the veins at depth for structural control and drilling of numerous geophysical (electromagnetic) anomalies that are known to be present in the extensive shear zones on the properties. These conductive anomalies indicate potential gold-bearing sulfide deposits.

The Corporation uses its own personnel to oversee most of its exploration operations. However, it employs contractors to provide specific areas of expertise, skills, and equipment which are not available to the Corporation. These include contract geophysical survey providers, diamond core drillers and mineral assay laboratories, etc. It's also uses consultants in specialized areas such as mineralogy, petrology, metallurgy, geophysics, etc., as required.

The Corporation's operational headquarters is in Fort Frances, Ontario. An adequate supply of experienced mining personnel and a large selection of heavy equipment for contract use in mining operations are available in the area.

Risk Factors

(a) Exploration Risk

Exploration of mineral properties, by its very nature, involves an element of risk. Depending on the geologic characteristics of the prospect, this risk can be quite considerable. Exploration investments on the Mining Claims therefore carry no guarantee of success and can result in the loss of such investments.

(b) Lack of Mining History

Two Directors of the Corporation both have degrees in geology and have a total of over 40 years of previous mining experience. However, the Corporation, having been a petroleum company, has no previous history of mining operations or successful precious metals discoveries on its own. Therefore, there can be no guarantee that the Corporation's mineral exploration efforts will lead to any commercially viable mining operations.

(c) Lack of Verifiable Historical Data

Although the Mining Claims contain numerous reported historical occurrences of gold and there exists a wealth of published reports that are thought to be reliable concerning exploration activities carried out on them since the 1890s, much of the data cannot be substantiated because of the passage of time. Assay results reported from samples taken over the years by various assay methods also cannot be confirmed. Samples and cores were either not preserved or cannot be located and therefore are not available for verification.

(d) Lack of Qualifying "Gold Reserves"

The Mining Claims contain two past producing gold mines, the Foley and the Golden Star. The Ontario Geologic Survey ("OGS") in its annual tabulation of gold reserves in the Kenora Mining District, reports that the Foley Mine contains 40,000 tons of "proven/probable reserves" and 400,000 tons of "speculative reserves" both grading 0.5 ounces of gold per ton ("OPT"). The OGS reports also reveal a weighted average 65,000 tons grading 0.208 OPT of gold at the Golden Star Mine.

These "reserves" however cannot be claimed by the Corporation under the definitions for mineral resources and reserves required by NI 43-101, which governs mineral projects. Thus, the establishment of "proven reserves" on the Mining Claims will require additional exploration efforts through geophysical surveys, trenching, diamond core drilling, sampling and assaying. These exploration activities will involve a considerable element of risk prior to the establishment of any commercially producible "proven reserves" as defined by NI 43–101. Therefore, no assurance therefore can be given by the Corporation that any such proven reserves will ever be established.

Description of the Mining Claims

(a) General

The Mining Claims are described in detail in two reports filed by the Company with the Exchange as listed below, both of which are available on SEDAR at www.sedar.com:

1. "Information Circular for Solana Petroleum Corp.", dated November 3, 2003 (the "Information Circular").
2. "Report for Solana Petroleum Corp. on the Northwestern Ontario Gold and Base Metal Properties, Mine Centre Area, Rainy River District held by Hexagon Gold (Ontario) Ltd." Qualifying Report. This report, dated July 15, 2003 (as amended on December 8, 2004) was prepared for Solana by Northwest Mineral Development Services of Kenora, Ontario, in accordance with NI 43-101.

Therefore, only general descriptions about the nature of the Mining Claims will be included in this section with readers being referred to the Information Circular and the Qualifying Report on SEDAR for any detailed information.

(b) Area and Location

The Company has two major Mineral Projects near Mine Centre in Northwestern, Ontario; the "Mine Centre Gold Properties", which are the subject of the Qualifying Report referenced above, and the "Quetico North Tract". The latter acreage is currently not slated for any extensive exploration activities, but will be evaluated at a later date by Q-Gold. Both Mine Centre properties consist of mining rights in the form of Crown Mining Leases and mining claims. Most of the properties in both tracts are located in the Kenora Mining Division of Ontario. Approximately 15% of the total claims held by the Corporation are located in the Thunder Bay Mining Division.

(c) "The Mine Centre Gold Properties"

This tract is comprised of 469 contiguous 40-acre units totaling 18,740 acres of primarily gold exploration prospects, located approximately 5 kilometers to the south and extending to about 5 kilometers northeast of Mine Centre. They include the Foley and Golden Star Gold Mines, which produced a combined total of 16,025 ounces of gold in the 1890's and 1930's, which were "officially recorded" for tax purposes. The Mine Centre Gold Properties are situated within a wedge-shaped area along a structurally deep-seated Archean sub-provincial boundary. Such deep-seated structures are known to be favourable for both precious and base metal deposits. They are divided into two distinct units based on their geologic characteristics:

1. ***The Bad Vermilion Group:*** As of the date of this filing, this group is comprised of 273 40-acre blocks, totaling 10,920 acres and is primarily prospective for gold. The group contains both the past producing Foley and Golden Star Mines, which are especially significant and are the areas of primary interest within the Mine Centre Gold Properties. The gold occurs in a series of deep-seated fissure veins within a felsic tonalite intrusive, known locally as a Trondhjemite.
2. ***The Cousineau Group:*** This group includes 196 40-acre blocks totaling 7,820 acres of both gold and base metals exploration targets. The Cousineau Group, is underlain in part by a sequence of mafic, intermediate and felsic volcanic rocks including tuffs and chemical sediments that locally contain sulphide mineralization. Many of these rocks exhibit alteration and chemistry that is indicative of typical volcanogenic massive sulphide deposits elsewhere. Previous work on the property has identified a number of base metal showings and interesting geophysical anomalies. This very favourable geological environment has good potential to host additional base metal deposits. Several historical gold showing also occur within the Cousineau Group that will be examined using current geological models and exploration techniques in the Work Program recommended in the Qualifying Report.

(d) The Quetico North Tract

As of the date of this Annual Information Form ("AIF"), the Corporation also had additional rights to mining claims resulting from the Hexagon Gold acquisition. These claims consist of 238 40-acre units totaling 11,740 acres located about 10 kilometers to the northeast of Mine Centre. This tract consists principally of base metals exploration prospects and was not included in the Qualifying Report for the Mining Claims. The tract originally comprised 81,720 acres, which was optioned by the Company in April of 2003. Since then, the tract has been evaluated for its geologic merit and prospectivity against the cost of Crown work requirements to retain the acreage. After careful review, only the most prospective acreage (11,740 acres), where previous exploration results showed the greatest prospect for mineral discoveries, was retained for future exploration efforts by Q-Gold. The remaining claims were systematically relinquished to the Crown as their annual work commitment dates were incurred.

(e) Nature of Interest:

Upon the closing of the acquisition of the Mining Claims and the RTO, Q-Gold will obtain 100% interests in the Mine Centre Gold Properties and the Quetico North Tract, before allowance for royalties described below.

(f) Property Obligations:

1. ***Production Royalties:***
   i. The Mine Centre Gold Properties:
      1. The Bad Vermilion Group of claims is burdened by a Net Smelter Return (NSR) of 2% to the former landowner.
      2. The Cousineau Tract is burdened by an NSR of 2 ½ % to the former landowner.
      3. In addition, Hexagon Gold retains an additional 2% NSR on all the Mining Claims.

   ii. The Quetico North Tract:
      1. This Tract is burdened by a 2% NSR by Hexagon Gold
2. ***Work Obligations:*** Ontario Mining Regulations require that, after a one year grace period, annual work requirements of $10 per acre are required to maintain the mining claims. Where claims are contiguous, expenditures can be apportioned among claims to meet overall assessment requirements. The Corporation is seeking public equity financing to fund exploration in 2005, which will meet or exceed the total Work Assessments on the properties, enabling the land package to remain intact.
3. ***Property Taxes:*** Annual Mineral Property Taxes assessed to the Corporation are approximately $2,200.

(g) Other Encumbrances:

Other encumbrances to which the Mining Claims are subject, including property payments to former landowners, are shown in Schedule A, Section 1 of the Information Circular.

(h) Environmental Liabilities:

There are a number of shafts, trenches and other mine workings and features on the Mining Claims that may pose environmental liabilities once the unpatented claims are brought to lease. At that time, a detailed survey of these potential liabilities will be undertaken by the Company and any required remedial actions will then be taken to insure safety and environmental compliance.

(i) Mineral Resource/ Mine Locations:

The principal mineral occurrences (gold), as well as the two former producing gold mines on the Properties, the Foley and Golden Star, are located on the Mine Centre Gold Properties within the Bad Vermilion Group of Claims.

(j) Permitting Requirements:

As the Corporation's activities are in the exploration stage, permitting requirements other than for drilling and bulk sampling are minimal. However, if development activities are undertaken on the properties, permitting in connection with environmental and safety issues will become more extensive.

(k) **Accessibility, Climate, Local Resources, Infrastructure and Physiography**

The Mining Claims are located halfway between the towns of Fort Frances and Atikokan, Ontario at a distance of about 65 km from each. The town of Mine Centre is located on TransCanada Highway (Route 11) and full access to the Mining Claims, approximately 5 kilometers to the south, is permitted year-round through a series of well-defined logging roads. The Canadian National Railway parallels Route 11 between the two cities, with an existing rail siding/loading station at Mine Centre.

The climate is typical of Northwestern Ontario, ranging from daily mean temperatures of -16° C in January to +20° C in July. Year-round mining exploration operations are generally possible, with the exception of mapping and sampling in the months when snow covers the formations, or in occasional periods of extreme cold, which can effect the operation of some machinery.

The Company holds sufficient surface rights in addition to its mineral rights to permit mining, milling, tailings pond storage and other required mining facilities. Water is readily available from adjoining lakes and a major electric power grid passes through Mine Centre, 5 kilometers to the north. The area has high unemployment and consequently has an abundance of skilled miners, equipment operators and available heavy equipment.

The topography of the area is typical of the Canadian Shield area, with features that rarely exceed 50 meters in elevation. Outcrops vary from 5 to 25% of the surface with much of the area covered by glacial till and Boreal Forest, the latter of which supports an active logging industry.

(l) **History**

The Mining Claims have had exploration activities carried out on them in intermittent stages beginning in the 1890s, by a number of companies and individuals. These activities are described in detail in both the Information Circular and Qualifying Report.

(m) **Geological Setting:**

1. ***Regional:*** The Mine Centre Gold Properties, containing the principal gold prospects, lie in a wedge-shaped block within the Archean (2.6-2.9 billion years old) Superior (Geologic) Province of the Canadian Shield. They straddle the boundary between two major geologic sub-Provinces, the Wabigoon to the north and the Quetico to the South. The Wabigoon is a volcanic granite-greenstone ("greenstone belt") sub-Province containing rocks similar those hosting some of the world's most prolific gold accumulations. The Quetico sub-Province is sedimentary-gneissic in character, making its prospects for gold deposits limited.
2. ***Local/ Property:*** The Mine Centre Gold Properties lie principally within a large granitic intrusive tonalite block, known locally as a Trondhjemite. Major regional faulting and resulting wrenching in the area has deformed portions of the Trondhjemite block into a series of large fissures, which are now filled with quartz veins. Over 100 of these veins have assayed for gold with widely varying grades, principally in the areas adjoining Bad Vermilion Lake. These veins, ranging from 1-4 meters in width at surface, have been encountered at the 850 foot level in the Foley Mine, where at least two of the principal veins widen to at least 26 feet. The area also contains several large cross-cutting faults and their attendant "shear zones", where surface gold occurrences have been encountered. These zones also contain

shallow conductive geophysical "anomalies", indicative of potential metallic sulfide deposits within the faulted areas which could contain gold. The gold/quartz vein complex and the shear zones comprise the main exploration targets for gold on the Mine Centre Gold Properties.

The geologic nature of all the Mining Claims is described in extensive detail in Section 9 of the Qualifying Report.

(n) <u>Exploration:</u>

Q-Gold acquired the Mining Claims from Hexagon Gold in the RTO transaction described on page 3 of this AIF. As of the date of this filing, the transaction has not yet closed, pending Exchange approval. Therefore, Q-Gold has not yet conducted exploration operations on the Mining Claims under its own name. However, under a loan agreement with the Company, Hexagon Gold conducts limited property maintenance activities and additional staking, etc., in the interim until final approval is obtained. In the event the transaction is not approved by the Exchange, Hexagon Gold will be obligated to repay the loan to the Company. Principal exploration activity on the properties from 1997, the year they were acquired by Hexagon Gold, to present, is shown in Section 2 of Schedule "A" of the Information Circular ("Exploration by Hexagon").

Neither the Foley Mine nor the Golden Star Mine has been explored underground in recent years as both mines are now filled with groundwater. Several companies have carried out surface work on individual deposits (the last in the 1980s), but they never had access to all of the higher priority properties. Q-Gold's acquisition of the current large claim group, which encompasses all of the past producing mines as well as most other significant deposits, offers a unique opportunity to carry out a comprehensive gold exploration program such that was not before possible.

(o) <u>Mineralization:</u>

1. ***Bad Vermilion Group:*** On the Bad Vermilion Group, which contains the Foley and Golden Star Mines, gold is found in discrete quartz veins that range up to 4 meters in width at the surface. The principal known veins widen at depth, two of which reach 8 meters at a depth of 260 meters (850 feet). More than 100 gold-bearing veins are known to occur within the Mine Centre Gold Properties, largely within a large tonalite intrusive which is their primary host. Grades recorded by past producers were typically in excess of 0.5 OPT of gold, occurring largely as coarse, "free gold" in white quartz veins, 90% of which is recoverable using a simple gravity (crushing) circuit. Some veins also contain varying amounts of sulphide and other minerals including telluride, sphalerite, chalcopyrite, pyrite, molybdenite and galena. The gold and sphalerite (zinc sulfide) appear to have the best chance for significant commercially-mineable mineral deposits on the Mine Centre Gold Properties.

   Sampling and assaying over the years indicates gold concentrations within some of the veins of the Bad Vermilion Group can average between 0.35 and 0.85 oz/ton gold, with some even higher-grade zones. This is demonstrated by many assay results from underground and surface sampling and the limited diamond drilling carried out in the early days.

2. ***Cousineau Tract:*** Most of the surface gold occurrences in the Cousineau Tract appear to be related to deformation (shear) zones. These deformation zones, in

addition to shearing, typically show strong alteration, consisting of chlorite, iron carbonate and silicification. The gold is usually present with occasional chalcopyrite. This tract is prospective for both gold and base metals, particularly zinc.

Detailed descriptions of the mineralization on all the Mining Claims are contained in Section 11 of the Qualifying Report.

(p) Drilling:

The Qualifying Report (Section 13) describes the core drilling activity carried out by Hexagon Gold on the Mining Claims since 1999.

(q) Sampling and Analysis/ Security of Samples

As of the date of this filing, the Corporation had not conducted any sampling and assaying on its own on the Mining Claims. However, since 1997, Hexagon Gold has performed sampling and assaying activities on the properties. Its sampling and assaying procedures are described in detail in Sections 14 and 15 of the Qualifying Report.

Upon completion of the RTO, as Operator for the properties, the Corporation will implement quality control measures and data verification procedures in accordance with standard mining industry methods for sampling and assaying. This will insure the validity of all results.

(r) Mineral Resource and Mineral Reserve Estimates

Except for historical estimates, no mineral resource or mineral reserves are included in the Company's asset accounts. These historical estimates do not meet the definitions for "resources" and "reserves" as developed by the Canadian Institute of Mining required by NI 43-101. The Company, in its proposed exploration program, will attempt to confirm these historical estimates by further trenching, core drilling, sampling and assaying.

(s) Exploration and Development:

The Corporation's proposed initial exploration program (Work Program) on the Mine Centre Gold Properties focuses on the potential for larger ore bodies at depth on the Foley Mine and is detailed in the Qualifying Report and reproduced in the Information Circular.

The primary focus of the Work Program is the gold potential of the Foley Mine property. Phase I of the proposed program includes: line cutting, geophysics, and deep diamond drilling to investigate the nature of the Foley ore zones below the deepest (850 foot) level developed to date. Phase II includes some additional work on the Foley Mine (surface trenching and sampling, to identify extensions of existing mineralized veins and additional new mineralized veins, and dewatering and re-sampling of the underground workings). Phase II also proposes work on other parts of the Hexagon property, including the Golden Star Mine. A summary of this program is as follows:

EXPLORATION ACTIVITY	CDN$
Diamond Drilling (4,000' "HQ" Core @ $25/ foot)	$ 100,000
Geological Assistants (2 for 5 months + expenses)	30,000
Geophysical Surveys	21,000
Consulting Services	20,000
Metallic Fire Assaying (380 assays @ $45 each)	17,100
Linecutting (20 Miles @ $450/ mile)	9,000
Geologist	7,000
TOTAL WORK PROGRAM	**$ 204,100**

DIVIDENDS

As a mineral exploration entity that does not have developed mineral production, the Corporation does not have positive cash flow. Therefore, it has not paid any dividends in the past. Until commercial mineral production and cash flow is developed, it will not be paying dividends in the foreseeable future. Therefore, there is no assurance that existing shareholders or new investors buying the Corporation's shares will receive an adequate return on their investment.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). As of December 31, 2004 and prior to the completion of the RTO and share consolidation, a total of 17,225,900 Common Shares and no Preferred Shares were issued and outstanding. Subsequently, on May 2, 2005, the Corporation filed articles of amendment with the Alberta Corporate Registry consolidating its common shares on a nine for one basis ("Share Consolidation"). This Share Consolidation had previously been approved by shareholders at the Corporation's Annual and Special Meeting held on December 22, 2003. Therefore, at the date of this AIF, a total of 1,913,989 common shares of the Corporation and no Preferred Shares were issued and outstanding.

The Common Shares of the Corporation entitle the holder to (i) exercise one vote per Common Share at all such meetings of the shareholders of the Corporation; (ii) receive dividends at the discretion of the board of directors of the Corporation; and (iii) subject to the rights of the holders of any first and second Preferred Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for without nominal or par value shall participate rateably in the distribution of the assets of the Corporation. All of the Common Shares issued and outstanding are fully paid and non-assessable.

The first and second Preferred Shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

The Corporation currently has no warrants outstanding. Prior to approval of the RTO, the outstanding stock options to Directors and Officers of the Corporation are as follows:

Name of Optionee	Date of Grant	Number of Optioned Shares as of December 31, 2004[1]	Number of Optioned Shares as of the date of this AIF[2]	Exercise Price as of December 31, 2004 [1]	Exercise Price as of the date of this AIF[2]	Expiry Date
John A. Bolen	September 22, 2000	100,000	11,111	$ 0.17	$ 1.53	September 22, 2005
Eric A. Gavin	September 22, 2000	50,000	5,555	$ 0.17	$ 1.53	September 22, 2005
TOTAL	------	**150,000**	**16,666**	**$ 0.17**	$ 1.53	-----

Notes:
(1) Before Share Consolidation
(2) After Share Consolidation

ADDITIONAL FINANCINGS AND SHARE ISSUANCES

On June 1, 2005, the Corporation received conditional approval from the Exchange for the issuance of additional common shares in connection with the transactions described below. The Corporation anticipates the issuance of these shares will occur in conjunction with final approval of the RTO by the Exchange.

Non-Brokered Private Placement

The Corporation has arranged a non-Brokered Private Placement of convertible notes in the amount of $330,000 (the "Private Placement"), convertible into 1,650,000 Units at a price of $0.20 per Unit. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to acquire one Q-Gold common share a t a price of $0.30 per share for a 24-month period.

Shares for Debt

The Corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US $ 368,750 in long term debt for 255,000 shares of Q-Gold.

Loan Bonus Shares

As a bonus for loans provided to the Corporation in 2004 by three private lenders, the Corporation agreed, subject to regulatory approval, to issue 97,500 common shares of Q-Gold.

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation's Common Shares currently are listed on the NEX Board of the Exchange under the symbol QAU.H and are suspended from trading until the Corporation completes the Offering, receives formal approval of the RTO from the Exchange and obtains a revocation of the CTO issued against trading in its stock from the Alberta Securities Commission ("ASC"), as described in detail below. Proceeds from the Offering are expected to fully fund the Work Program.

The Company is also registered as a Foreign Private Issuer under 82-4931 of Rule 12g3-2(b) of the United States Securities and Exchange Act of 1934.

The Corporation's stock has not traded since June 5, 2003, after the ASC issued an Interim Cease Trade Order against the Corporation for failure to timely file its financial statements. The Corporation's stock last traded for $0.015 per share on June 5, 2003. However, at the date of the filing of this AIF, all of the Corporation's financial statement filings were current with all Regulatory Agencies.

Cease Trade Order

On June 28, 2003 the ASC issued a CTO against the Corporation's common shares. The CTO was issued as a result of the Corporation's failure to file its 2002 audited year and financial statements and its first quarter 2003 financial statements within the timeframe designated under applicable securities legislation. On August 29, 2003 the Corporation filed its financial statements for the first quarter ending March 31, 2003 and for the second quarter ending June 30, 2003 with the relevant regulatory agencies. On September 5, 2003 the Corporation filed its audited financial statements for the year ended December 31, 2002. The ASC granted a partial revocation of the order on June 2, 2005 to allow the Company to proceed with the Offering as well as the non-Brokered Private Placement, the Shares for Debt and Loan Bonus Shares (the "Additional Shares"), as described on the previous page. As of the date of this filing, the CTO issued by the ASC was still in effect. Upon completion of the Offering, the issuance of the Additional Shares and the Exchange's restoring Q-Gold to "Qualified Issuer Status", the Corporation will apply to the ASC for full revocation of the CTO.

Prior Sales

The Corporation did not sell any of its securities during the twelve month period ending December 31, 2004 and, as of the date of this filing, has not sold any during the year 2005. (However, see pending share issuances as described in the preceding section "Additional Financings and Share Issuances".)

ESCROWED SECURITIES

The Corporation does not currently have any shares in escrow. However, upon completion of the RTO, the following table securities of the Corporation will be held in escrow:

Designation of Class	Number of Securities in Escrow as of the Date of this Filing	Number of Securities in Escrow after Completion of the RTO(1)	Number of Securities Outstanding after Completion of the RTO (1)	Percentage of Class in Escrow after Completion of the RTO (1)
Common Shares	Nil	5,104,105	8,916,489	57.64%

Note:
(1) After completion of the RTO and concurrent financings and other share issuances pursuant to the RTO.

Hexagon Gold will enter into an escrow agreement (the "Escrow Agreement") with the Corporation and Computershare Trust Company of Canada (the Corporation's Transfer Agent and Registrar), whereby Hexagon Gold and other insiders of the Corporation will deposit 5,104,611 Common Shares (the "Escrow Shares") to be issued upon completion of the RTO and held in escrow with Computershare under the terms and conditions of the Escrow Agreement. The Escrow Agreement will provide that the Escrow Shares may not be traded, released, transferred, or dealt with in any manger without the consent of the Exchange. The Escrow Shares will be releasable as to 10% upon completion of the RTO and 15% every six months thereafter.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

All Directors, as listed below, were elected by the shareholders of the Corporation at the most recent shareholder meeting (March 18, 2005). The Directors terms are all valid until the next shareholders' meeting. The following table sets forth the names and municipalities of residence of directors and officers of the Corporation, their positions held, their tenure as directors and their principal occupations:

Name, Municipality of Residence and Date First Became a Director	Office(s) Held	Principal Occupation During Past Five Years	Securities Beneficially Owned or Controlled and Percentage of Class as of December 31, 2004	Securities Beneficially Owned or Controlled and Percentage of Class as at the date of the AIF [(1)]	Securities Beneficially Owned or Controlled and Percentage of Class after RTO [(2)]
J. Bruce Carruthers II[(3)] Flagstaff, Arizona USA March 25, 1998	President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of the Company since 2000. Chairman and President of Hexagon Resources, Inc., an international mining company and parent of Hexagon Gold, since 1990.	861,939 Common Shares 5.00%	95,771 Common Shares 5.00%	1,232,315 Common Shares 13.82%
John A. Bolen Fort Frances, Ontario CANADA September 22,2000	Director	Vice President Exploration and General Manager of Hexagon Gold (Ontario) Ltd., holder of mining claims and leases in Mine Centre, Ontario since 1999.	Nil 100,000 Options	Nil 100,000 Options	687,500 Common Shares 7.71% 11,111 Options
William F. Mudon[(3)] Denver, Colorado USA September 17, 2003	Director	Attorney, landman and consultant for Williams Production RMT, an oil producing company, since September 2001 and to Western Gas Resources from February 1999 to April 2001	50,000 Common Shares 0.29%	5,556 Common Shares 0.29%	155,556 Common Shares 1.97%
Wayne G. Young[(3)] Calgary, Alberta CANADA December 22, 2003	Director	Practicing Dentist in Calgary since October 1993. Director of Minean International, a CPC company listed on the Exchange from March 1998 to April 2003	10,000 Common Shares 0.06%	1,111 Common Shares 0.06%	51,111 Common Shares 0.57%
Eugene Chen Calgary, Alberta CANADA December 22, 2003	Corporate Secretary and Director	Associate lawyer practicing corporate finance, securities and corporate/ commercial law with McLeod & Co., LLP Calgary since 1996. Director and Officer of various public and private companies	4,000 Common Shares 0.02%	444 Common Shares 0.02%	50,444 Common Shares 0.57%
Eric A. Gavin Flagstaff, Arizona USA	Chief Financial Officer and Vice President Finance and Administration	Vice President Finance and Administration of the Corporation since January 5, 2001. Chief Financial Officer of the Corporation since August 28, 2003. Treasurer and Corporate Secretary of Solana Petroleum Holdings Limited since 1998.	105,000 Common Shares 0.61% 50,000 Options	11,667 Common Shares 0.61% 5,556 Options	11,667 Common Shares 0.13% 5,556 Options

Notes:
(1) After completion of the Share Consolidation (9:1)
(2) Includes common shares to be issued in connection with the acquisition of the Mineral Claims and a private placement being completed concurrently with the RTO.
(3) Member of Audit Committee

The following table shows the aggregate number of shares the directors and officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over.

As of December 31, 2004		As of the date of this AIF [(1)]		Upon completion of the RTO [(2)]	
# of Shares	% of Issued & Outstanding	# of Shares	% of Issued & Outstanding	# of Shares	% of Issued & Outstanding
1,030,939	5.98%	114,549	5.98%	2,208,352	24.77%

Notes:
(1) After completion of the Share Consolidation (9:1)
(2) Includes common shares to be issued in connection with the acquisition of the Mineral Claims and a Private Placement being completed concurrently with the RTO. Percentage of Issued & Outstanding does not account for any shares to be issued in connection with the Offering.

Conflicts Of Interest

The Mining Claims optioned by the Corporation were obtained in a Related Party (non arm's-length) Transaction (the "Transaction") from Hexagon Gold, as fully described in the Information Circular. Hexagon Gold is a private company based in Fort Frances, Ontario and is beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of the Corporation. Until the RTO is finally approved by the Exchange, there are potential conflicts of interest to which the directors and senior officers of Hexagon Gold will be subject in connection with the operations of Hexagon Gold. These conflicts are not thought to have any significant effect on the Corporation or its shareholders' interests. Upon approval of the RTO and receipt of the Corporation's 5.0 million shares in exchange for title to the Mining Claims, interests of Hexagon Gold shareholders and the Corporation's shareholders will be coincident.

PROMOTERS

The Corporation has not engaged any person or company in the three most recently completed financial years to act as a promoter for the Corporation or any of its subsidiaries.

LEGAL PROCEEDINGS

There are no legal proceedings active or pending against the Corporation as of the date of this filing.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In April 2003, Solana acquired an option from Hexagon Gold to acquire a 100% interest in the Mine Centre Gold Properties and the Quetico North Tract in exchange for 5.0 million common shares at $0.20 per share, all of which will be escrowed and released over a three-year period. The Transaction was non arm's-length as Hexagon Gold is beneficially controlled by two directors and an officer of the Corporation, J. Bruce Caruthers II and John A. Bolen. Section 8-17 of the Information Circular describes in detail the interests of Messrs. Caruthers and Bolen in the Corporation, at the completion of the RTO, after the resulting nine for one share consolidation. No fees or other compensation was paid to any party, including insiders of the company, in connection with the Transaction.

When the Transaction is completed, as fully described in the Information Circular, J. Bruce Carruthers II, Director, President and Chief Executive of the Corporation and John A. Bolen, Director of the Corporation, will each have received a greater than 5% interest in the Corporation's common shares as consideration received.

Messrs Carruthers' and Bolen's beneficial interests in the Corporation are shown in the following table:

	Common Shares			Beneficial Ownership (%)		
	As of Dec. 31, 2004	As of the date of this AIF (1)	After RTO (2)	As of Dec. 31, 2004	As of the date of this AIF (1)	After RTO (2)
J. Bruce Carruthers II, Director	861,939	95,771	1,232,315	5.00%	5.00%	13.82%
John A. Bolen, Director	Nil	Nil	687,500	0	0	7.71%
Total Common Shares	**861,939**	**95,771**	**1,919,815**	**5.00%**	**5.00%**	**21.53%**
Total Common Shares Issued & Outstanding	*17,225,900*	*1,913,989*	*8,916,489*			

Notes:

(1) After completion of the Share Consolidation (9:1)

(2) Includes common shares to be issued in connection with the acquisition of the Mineral Claims and a Private Placement being completed concurrently with the RTO. Percentage of Issued & Outstanding does not account for any shares to be issued in connection with the Offering.

In addition, as of December 31, 2004, John A. Bolen had director's options on 100,000 common shares before the RTO and Share Consolidation. Mr. Bolen has options on 11,111 common shares after the Share Consolidation and as of the date of this AIF. Mr. Carruthers has no director's options at present.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada of 710, 530 – 8th Avenue Southwest, Calgary, Alberta T2P 3S8 is the Transfer Agent for the Corporation.

MATERIAL CONTRACTS

The Corporation did not enter into any material contracts during the year ending December 31, 2004 the most recently completed financial year. The Corporation entered into one material subsequent to December 31, 2004:

1. an Agency Agreement dated February 24, 2005, between the Corporation and Northern Securities Inc, whereby Northern Securities agreed to act as exclusive agent for the Corporation in connection with a proposed Short Form Offering Document.

INTERESTS OF EXPERTS

Names of Experts

Northwest Mineral Development Services of Kenora, Ontario prepared the Qualifying Report on the Mine Centre Gold Properties that was submitted to the Exchange. The Authors, "Qualified Persons", under NI 43-101, and credentials of those who contributed to the Qualifying Report are as follows:

(a) Richard C. Beard, BS Geological Engineering, MSc Geological Engineering
(b) Charles E. Blackburn, HBSc Geology, MSc Geology

Independent Auditors for the Corporation's financial statements during 2004 were DNTW Chartered Accountants LLP.

Interests of Experts

Experts, Messrs. Beard and Blackburn have both certified in "Certificates of Author" statements contained in the Qualifying Report that they are independent of both Solana and Hexagon Gold after applying the tests in Section 1.5 of NI 43-101. Therefore, both have no beneficial interest whatsoever, either direct or indirect, in any securities of the Corporation or its associates or affiliates.

Independent Auditors, PriceWaterhouseCoopers LLP and DNTW Chartered Accountants LLP had no beneficial interests direct or indirect whatsoever in any securities of the Corporation or its associates or affiliates.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon written request to the Corporate Secretary, and upon payment of a reasonable charge, if the request is made by a person or company who is not a security holder of the Corporation:

1. One copy of this AIF, and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

2. One copy of the Corporation's comparative financial statements for its most recently completed financial year for which financial statement have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year; and

3. One copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Corporation's securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular for its Annual and Special Meeting of shareholders, which was held in Calgary, Alberta on March 18, 2005. Additional financial information is provided in the Corporation's comparative audited consolidated financial statements for 2004, its most recently completed and reported financial year.

Copies of the foregoing materials are also available on SEDAR at www.sedar.com.